January 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hudson Executive Investment Corp. II

Registration Statement on Form S-1

Filed December 31, 2020, as amended

File No. 333-251848

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Hudson Executive Investment Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 25, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 475 copies of the Preliminary Prospectus dated January 15, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/S/ RAPHIE SYED
	Name:	Raphie Syed
	Title:	Director

J.P. MORGAN SECURITIES LLC.
as Representative of the Several Underwriters

By:	/S/ RANGA KANTHADAI
	Name:	Ranga Kanthadai
	Title:	Vice President

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/S/ JOEL FLECK
	Name:	Joel Fleck
	Title:	Managing Director